Mail Stop 4-6

      April 28, 2005

Stephen Green
Senior Vice President and General Counsel
IHS, Inc.
15 Inverness Way East
Englewood, CO  80112

Re:  	IHS, Inc.
	Amendment No. 2 to Form S-1
		Filed April 12, 2005
	File No. 333-122565

Dear Mr. Green:

We have reviewed your responses and have the following comments.

General
1. We note your references in this amendment to the April 2005 private placement with entities affiliated with General Atlantic. Please provide a thorough integration analysis with respect to the private offering and the IPO. Please provide your analysis as to why you believe Section 4(2) was available to you for this private placement, which will completed simultaneously with the closing of the initial public offering. Please address general solicitation of these investors. We may have further comments.
2. We note your April 11, 2005, response to our prior comment regarding your contacts with Libya, Sudan and Syria.
You have advised us of your view as to whether your contacts with Libya, Sudan and Syria constitute a material investment risk to your security holders. Please also advise us of your view as to the materiality to the Company of its contacts with these countries, individually and in the aggregate. As noted in our prior comment, evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision.
In light of legislation recently introduced in several states proposing divestment from Sudan, it appears to the staff that it would be appropriate for the registration statement to include specific disclosure of the fact that the Company provides free copies of its GEPS product to the Ministry of Energy and Mining in Sudan. Please advise, or revise as appropriate.
We note your representation that access to the single account that constituted your only contact with Syria would be consistent with OFAC regulations that became effective on March 31, 2005, several months after the account was opened. Please confirm for us, if true, that the opening and existence of the account was in compliance with all U.S. regulations applicable at any time from the date the account was opened until it was rendered inactive.
3. See prior comment 4. Tell us whether there are multiple contracts with any one SDO that were the source of in excess of ten percent of the company`s revenues during 2004. If so, file each such contract under Item 601(b)(10)(ii)(B) of Regulation S-K. Note that this requirement applies to contracts entered into in the ordinary course of business.

Use of Proceeds
4. See prior comments 7 and 8. We note the revisions made in response to comment 8 and view them as not fully addressing to our concerns that the company may have current, if not definitive, plans for the use of the proceeds that constitute appropriate disclosure under this section. To the extent that the company determines it has such plans prior to effectiveness, they should be disclosed.

Business
5. See prior comment 14. It would appear, given that you have plans
"currently under way" to outsource business process operations, that
India-specific risk factor disclosure is warranted. You state in your supplemental response that you disclosed the general types of risks that could apply to your expansion plans. Please direct us to where this disclosure appears. The risk factor on page 12 speaks to expansion in India only in the last paragraph and refers only to "additional and more significant risks" without identifying in any manner what those risks might be. This language does not, as you suggest, help potential investors to understand the complexity and risks associated with pursuing opportunities in India, China or Russia. Please revise to include country- or region-specific information that describes the "additional and more significant risks" you reference.

	Non-GAAP Measures - EBITDA
6. We have reviewed your response to prior comment No. 3 and your revisions on pages 9 and 10 and it continues to appear that your presentation does not satisfy the requirements of Item 10(e) of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, please note the following and advise and revise your disclosures containing non-GAAP information as necessary.

o While you have attempted to overcome the burden of demonstrating the usefulness of Adjusted EBITDA as a performance measure, demonstrate the usefulness of your underlying EBITDA measure that excludes recurring items (interest, taxes, depreciation and amortization) to evaluate performance.

o Management should identify significant factors that should be considered, and discuss significant trends or requirements not captured by the measurements to ensure balance and avoid undue reliance on the measure.

o If you are able to overcome the burden of demonstrating the usefulness of your non-GAAP measures (EBITDA and adjusted EBITDA), revise to include all of the disclosures identified in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Stock Option Accounting, page F-23

7. As we noted in our previous comment No. 33, expand your MD&A to include a discussion of each significant factor contributing to the difference between the fair value of equity instruments as of each date of grant and the estimated IPO price.

8. We note that you applied a 32.5% discount for lack of marketability and certain characteristics of equity-related awards.
Please supplementally identify the qualitative and quantitative factors you used to determine that the use of a 32.5% marketability discount is appropriate. In this regard, we do not believe reference to broad ranges of discounts in certain studies meets the burden of supporting the amount of the discount you have selected. Please advise.

9. Expand MD&A to include a discussion of the specific quantitative factors, assumptions, and methodologies used by management in determining fair value of the stock options for the purchase of shares of common stock of IHS Group Inc. Where you describe the independent valuation used to determine the fair value of your restricted shares and deferred stock units, revise to provide a general overview of the underlying assumptions and methodologies used by the valuation specialist.

10. We note your response to previous comment No. 34. Expand your disclosure to discuss the factors contributing to the valuation committee`s determination of the $9.42 per share valuation in November 2004 versus the $9.00 per share valuation in March 2004.



Note 20. Earnings per Common Share, page F-34

11. We note your response to our prior comment No. 36, however, we continue to believe that basic and diluted earnings per share is required for each class of common stock following paragraph 61 of SFAS 128. If basic and fully diluted earnings per share for Class A and Class B are the same, you should provide transparent disclosure to that effect on the face on your statements of operations. Please note that if you have a material number of dilutive securities in one of the respective classes of common stock, this may result in a diluted earnings per share for Class A and Class B that is different.
Please revise and advise as it relates to your interim earnings per share presentation, since it appears that you have dilutive securities for your Class A common stock.

Stock Option Accounting

Stock-based Compensation
Current Quarter Activity, page F-40

12. We note your valuation of restricted shares issued in January and
February 2005 at $10.50 and $12.00 per share, respectively, was based on a "straight-line accretion of value between the December 2004 valuation and the February 2005 valuation that was based upon the note conversion". Help us understand why you believe this straight-line accretion approach represents the fair value of the underlying equity securities. Provide us specific quantitative and qualitative evidence and analysis to support the underlying fair values at the respective dates.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

    You may contact Brent Watson at 202-824-5494 or Lisa
Mitrovich,
Assistant Chief Accountant, at 202-942-1836, if you have questions regarding comments on the financial statements and related matters.
Please address all other comments to Maryse Mills-Apenteng at
 202-942-1861. If you require further assistance you may contact the undersigned at 202-942-1800.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director


cc:	Via facsimile:  212-450-3596
      Luciana Fato, Esq.
      Davis Polk & Wardwell
      450 Lexington Avenue
      New York, NY  10017


??

??

??

??

IHS, Inc.
April 28, 2005
Page 1 of 5